

August 2, 2017

Saeed Motahari
President and Chief Executive Officer
Insys Therapeutics, Inc.
1333 S. Spectrum Blvd, Suite 100
Chandler, Arizona 85286

      Re: Insys Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended
           December 31, 2016
           Filed April 3, 2017
           File No. 001-35902

Dear Mr. Motahari:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 116

1.   You do not disclose the remediation procedures related to the material weakness identified during 2016 related to the accounting for product sales and the allowance for excess and obsolete inventory. In the 10-Q for the three months ended March 31, 2017, you do include a section for remediation efforts but the disclosure is not specific and states that you are "taking numerous steps". Please provide us with additional detail so we can understand the specific steps you are taking to remediate the material weakness, identifying which steps have been completed as well as an estimated time frame until completion for the remaining steps.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Rolf Sundwall at 202-551-3105 if you have questions regarding the comment.

Division of Corporation Finance
Office of Healthcare and
Insurance